Exhibit 2.1

AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT

BY AND AMONG

COOK INLET REGION, INC.,

CIRI LAKESIDE GAMING INVESTORS, LLC

AND

CASINO MONTE LAGO HOLDING, LLC

Dated as of May 16, 2007

TABLE OF CONTENTS

Page

ARTICLE I	PURCHASE AND SALE	2

1.1	Purchase and Sale of Membership Interests	2

1.2	[Intentionally Omitted]	2

1.3	Purchase Price	2

1.4	Good Faith Deposit	2

ARTICLE II	CLOSING	2

2.1	The Closing	2

2.2	Deliveries at the Closing	2

2.3	Further Assurances	2

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLER	3

3.1	Agreement Authority of Seller	3

3.2	Organization and Good Standing of the Company	3

3.3	Capitalization	3

3.4	No Conflicts	3

3.5	Contracts; Other Liabilities; Litigation	4

3.6	Compliance with Laws	4

3.7	Employee Matters	4

3.8	Related Party Transactions	5

3.9	Brokers or Finders	5

3.10	Environmental Matters	5

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF BUYER	5

4.1	Organization and Good Standing of Buyer; Authority	5

4.2	No Conflicts	6

4.3	Brokers or Finders	6

4.4	Inspections; No Other Representations	6

i

ARTICLE V	COVENANTS OF SELLER AND THE COMPANY	7

5.1	Access to Premises, Etc	7

5.2	Conduct Prior to Closing Date	7

5.3	Public Announcements	8

ARTICLE VI	ADDITIONAL COVENANTS	8

6.1	Cooperation	8

6.2	Regulatory Approvals	8

6.3	Casino Operating Losses	9

6.4	Additional Funding	9

6.5	Sale and Leaseback	10

6.6	Other Expenses	10

ARTICLE VII	CONDITIONS	10

7.1	Conditions to the Obligations of Buyer	10

7.2	Conditions to the Obligations of Seller	11

ARTICLE VIII	INDEMNITY	11

8.1	Survival of Representations and Warranties	11

8.2	Indemnification by Seller	11

8.3	Indemnification by Buyer	12

8.4	Third-Party Claims	12

8.5	Direct Claims	13

8.6	Minimum Amount of Claim	13

8.7	Measurement of Losses	13

8.8	Sale and Leaseback Matters	13

8.9	Other Matters	13

ii

TABLE OF CONTENTS
(continued)

Page

ARTICLE IX	MISCELLANEOUS	14

9.1	Termination	14

9.2	Amendment and Waiver	14

9.3	Assignment	15

9.4	Notices	15

9.5	Entire Agreement	16

9.6	Applicable Law; Counterparts; Headings	16

9.7	No Third-Party Beneficiary	16

iii

AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT

THIS AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT (the “Agreement”) is entered into as of May 16, 2007, by and among Cook Inlet Region, Inc., an Alaska corporation (“Seller”), CIRI Lakeside Gaming Investors, LLC, a Nevada limited liability company (the “Company”), and Casino Monte Lago Holding, LLC, a Nevada Limited Liability Company (“Buyer”).

RECITALS

WHEREAS, the Company has been engaged in the business of operating Casino MonteLago (the “Casino”) at Lake Las Vegas in Henderson, Nevada (the “Business”);

WHEREAS, Seller owns all of the issued and outstanding membership interests in the Company (the “Membership Interests”);

WHEREAS, Seller and the Company are party to that certain Purchase, Note Issuance and Casino Transition Agreement (the “PNICTA”), dated as of December 27, 2006 by and among CIRI Lakeside Hotel Investors, L.L.C., a Delaware limited liability company, Texas Triple B, LLC, a Delaware limited liability company, Village Hotel Holdings L.L.C., a Delaware limited liability company, The Ritz-Carlton Hotel Company, L.L.C., a Delaware limited liability company, Marriott International Capital Corporation, a Delaware corporation, Village Hotel Investors, L.L.C., a Delaware limited liability company, Lake at Las Vegas Joint Venture, a Nevada general partnership, the Company and Seller, controlling the conditions upon which the Company operates the Business;

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to acquire from Seller, the Membership Interests (the “Acquisition”), after which Buyer will continue to operate the Business;

WHEREAS, the Seller, the Company, and the Buyer are party to that certain Purchase and Sale Agreement dated as of April 18, 2007 (the “Original Agreement”) setting forth the terms and conditions upon which Seller will sell, and Buyer will buy, the Membership Interests;

WHEREAS, the Seller, the Company and the Buyer wish to amend and restate the Original Agreement as set forth herein;

WHEREAS, in connection with the Acquisition, the Seller and the Company intend to enter into an amendment to the PNICTA in the form as attached hereto as Exhibit A (the “PNICTA Amendment”);

WHEREAS, in connection with the Acquisition, Buyer and PDS Gaming Corporation-Nevada, a Nevada corporation (“PDS”) located at 6280 Annie Oakley Drive, Las Vegas, Nevada 89120, and PDS Gaming Corporation, a Minnesota corporation, intend to seek approval to participate in the Business under NGC Regulations 8.060, 8.070 and 8.080 (the “Interim Gaming Approval”);

WHEREAS, upon the effectiveness of the PNICTA Amendment and receipt of the Interim Gaming Approval, the Company and PDS shall enter into that certain sale and leaseback as evidenced by the Master Lease Agreement and Bill of Sale (“Sale and Leaseback”) in the form attached hereto as Exhibit B;

NOW, THEREFORE, in consideration of the foregoing and of the agreements contained herein, and intending to be legally bound hereby, the parties hereby terminate the Original Agreement and enter into this Agreement and agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1        Purchase and Sale of Membership Interests.  On the terms and subject to all of the conditions contained herein, on the Closing Date (as defined below), Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, the Membership Interests.

1.2        [Intentionally Omitted]

1.3        Purchase Price.  The purchase price (the “Purchase Price”) to be paid for the Membership Interests is $150,000.

1.4        Good Faith Deposit.  Upon the execution of this Agreement, Buyer shall deliver to Seller a $150,000 good faith deposit for the Purchase Price (“Good Faith Deposit”). The Purchase Price will be funded from the Good Faith Deposit on the Closing Date. In the event the Closing does not occur, other than as a result of Seller’s or the Company’s breach of this Agreement, Seller shall be entitled to retain the Good Faith Deposit to offset any Losses (as defined below) suffered or incurred by Seller and the Company in connection with, or otherwise related to, such failure to close the Acquisition, including without limitation all Losses related to WARN Act liabilities and any other Losses suffered or incurred by Seller and the Company as reasonably proven to result from the failure to close the Acquisition.

ARTICLE II

CLOSING

2.1        The Closing.  The closing of the transactions contemplated hereby shall take place at or be directed from the offices of Seller’s counsel, at 10:00 a.m. Pacific Daylight Time on the third business day following the satisfaction of all of the conditions set forth in Article VII, or on such other date as the parties hereto may mutually agree upon, but in no event later than September 30, 2007 (such event being called the “Closing” and such date, the “Closing Date”).

2.2        Deliveries at the Closing.  At the Closing, Seller shall deliver to Buyer an assignment of the Membership Interests free of all liens and encumbrances, in the form of Exhibit C hereto.

2.3       Further Assurances.  Each of the parties hereto will cooperate with the other and execute and deliver to the other parties hereto such other instruments and documents, and take such other actions as may be reasonably requested from time to time by the other parties hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as of the date hereof and, with respect to Sections 3.1-3.3 only, as of the Closing Date, as follows, in each case subject to such exceptions as are set forth in the attached Disclosure Schedule:

3.1        Agreement Authority of Seller.  Seller and the Company each has the requisite power and authority to execute and deliver this Agreement and the other documents contemplated hereby to which it is a party (collectively, the “Ancillary Documents”) and to consummate the transactions contemplated hereby and thereby to be consummated by it. The execution and delivery of, and the performance by each of Seller and the Company of its obligations under, this Agreement and the Ancillary Documents to which it is a party have been duly and validly approved by all necessary action of Seller and the Company. This Agreement has been, and the Ancillary Documents will be, upon delivery, duly and validly executed and delivered by Seller and the Company and constitute, or will constitute, as applicable, the valid and binding obligations of each of them to the extent each is a party thereto, enforceable against Seller and the Company in accordance with their terms.

3.2       Organization and Good Standing of the Company.  The Company is duly organized, validly existing and in good standing as a limited liability company under the laws of Nevada. The Company has all requisite power and authority to own, operate and lease its assets and to carry out its business as presently conducted. The Company is duly qualified or licensed to do business and is in good standing as a limited liability company in each jurisdiction in which such qualification or licensing is necessary under applicable law, except where the failure to be so qualified or licensed would not have a material adverse effect on the Business. The Company has delivered to Buyer a true and complete copy of its Articles of Organization and Operating Agreement, as amended in each case to the date hereof. The Company is not in default under, or in violation of, any provision of its Articles of Organization or Operating Agreement. The Company does not intend to make any changes to its Articles of Organization or Operating Agreement prior to the Closing Date but, to the extent any changes are made, said changes will be provided to Buyer for Buyer’s approval in its sole discretion.

3.3       Capitalization.  The Membership Interests have been duly authorized and validly issued and constitute all of the issued and outstanding equity interests in the Company. The Company is not bound by any outstanding subscriptions, options, warrants, calls, commitments, or agreements of any character calling for the purchase or issuance of any equity securities, or any securities convertible or exchangeable into or representing the right to purchase or otherwise receive any equity securities.

Seller represents and warrants to Buyer as of the date hereof as follows, in each case subject to such exceptions as are set forth in the attached Disclosure Schedule:

3.4    No Conflicts.  Neither the execution and delivery of this Agreement and, as applicable, any Ancillary Document, nor the consummation of the transactions contemplated hereby or thereby will (i) violate or conflict with any provisions of Seller’s or the Company’s organizational documents, (ii) except as set forth in Section 3.4 (ii) of the Disclosure Schedule, or with respect to the Sale and Leaseback, the PNICTA, that certain Credit Agreement dated as of November 20, 2002 by and between the Company and Seller (the “CIRI Note”), that certain Casino Management Agreement dated as of April 1, 2002 (the “Casino Management Agreement”) between the Company and Sybro LLC, the Current Lease Agreement (as defined below) or the License Agreement (as defined below), violate, conflict with, or result in the breach or termination of, or otherwise give any other contracting party (which has not consented to such execution, delivery, and consummation) the right to change the terms of or to terminate or accelerate the maturity of, or constitute a default under the terms of, any material agreement to which Seller or the Company is a party, (iii) result in the creation of any liens, claims, pledges, charges, security interests or other encumbrances of any nature whatsoever (collectively, “Encumbrances”) in or upon the assets of the Company pursuant to the terms of any agreement, or (iv) with the exception of applicable laws and regulations related to gaming, violate or conflict with (or require any filing, consent, or similar action under) any law, rule, regulation, judgment, order, injunction, decree or award that applies to or binds Seller or the Company.

3.5     Contracts; Other Liabilities; Litigation.

(a)  Except for the Sale and Leaseback, the PNICTA, the CIRI Note, the Casino Management Agreement, the Current Lease Agreement and the License Agreement, for which no representations or warranties are provided hereunder, Section 3.5(a) of the Disclosure Schedule contains a true and complete list of (i) all contracts, leases and any other agreements to which the Company is a party or otherwise bound, to the extent such contracts, leases and other agreements involves the payment by the Company of $25,000 or more per year to any party, or the payment of $25,000 or more per year by any party to the Company, or is a contract, lease or agreement that extends for a term of more than twelve calendar months from the Closing Date, and (ii) all written employment or compensation agreements and plans, including, but not limited to, Employee Plans as defined herein, with officers and employees of the Company (collectively, the “Material Contracts”). The Company has performed in all material respects its obligations under the Material Contracts to the extent such obligations to perform have accrued. The Company has not received written notice that any person intends to cancel or terminate any Material Contract, and to the knowledge of Seller all of the Material Contracts are in full force and effect.

(b)  There are no material liabilities relating to the Company of the nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than (i) those reflected in the financial statements for the year ended December 31, 2006 (the “Financial  Statements”), a true and correct copy of which has been delivered to Buyer by Seller, (ii) liabilities under the Material Contracts, (iii) liabilities incurred since December 31, 2006 in the ordinary course of business and properly reflected on the Company’s books and records, and (iv) as disclosed in the Disclosure Schedule.

(c)  Except as set forth in Section 3.5(c) of the Disclosure Schedule, there are no material claims, suits, actions, proceedings, arbitrations, or investigations pending or, to the knowledge of Seller, threatened against or otherwise relating to or involving the Company or any of its assets. With the exception of that certain order of the Nevada Gaming Commission and the Nevada Gaming Control Board dated June 20, 2002, the Company is not subject to any judgment, order, decree, or other direction of any court or other Governmental Authority (as defined below) specifically naming it.

3.6       Compliance with Laws.  The Company is not in material violation of any applicable federal, state, local, foreign, or territorial law, regulation, or order or any other requirement of any governmental, regulatory, or administrative agency or authority or court or other tribunal (each, a “Governmental Authority”). No investigation or review by any Governmental Authority concerning any such possible violation of law is pending or, to the knowledge of Seller, threatened, nor has any such investigation occurred during the last five years.

3.7       Employee Matters.

(a)  For purposes of this Agreement, “Employee Plans” means all “employee benefit plans,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), of the Company. All Employee Plans have been administered in substantial compliance with their terms, and, where applicable, ERISA and the Internal Revenue Code, and the regulations and published authorities thereunder. There is no current matter involving the administration and operation of the Employee Plans which could reasonably be expected to result in any Employee Plan being deemed to be not in substantial compliance with the pertinent provisions of any law, regulation or ruling applicable thereto and which could reasonably be expected to impose any material liability upon the Company. All payment obligations of the Company due prior to the Closing Date under the Employee Plans will have been satisfied on or before the Closing Date.

(b)    The Company is not a party to or obligated under any collective bargaining agreements. There is no pending or, to the knowledge of Seller, threatened strike or work stoppage by employees of the Company.

(c)    Except as required by the Casino Management Agreement, the consummation of the transactions contemplated by this Agreement will not result in any contractual or legal obligation of the Company to make any severance, sale award, “golden parachute” or “tin parachute,” change of control or other payment to directors, officers, employees, or other persons.

(d)    During the ninety-day period prior to the date of this Agreement, the Company has terminated less than 20 employees.

3.8        Related Party Transactions.  Except as described in the Financial Statements or for intercompany agreements that will be terminated as of the Closing, the Company does not lease, nor is it committed to lease, any properties or assets from, nor does it owe any amounts to, or use or hold in its business any properties or assets of, nor is it a creditor of, nor is it a party to, or otherwise bound by, any agreement with, Seller or any affiliates of Seller.

3.9        Brokers or Finders.  Neither Seller nor the Company, nor any of their representatives, has incurred or is liable for on behalf of itself or any other party any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated hereby.

3.10      Environmental Matters.  To the knowledge of Seller and the Company, neither Seller nor the Company, nor any agent, employee, or representative of Seller or the Company, has used, installed, generated, produced, stored or released on, in, or about the Casino or transported to or from the Casino any hazardous materials, including any hazardous or toxic substance, material, or waste which is regulated under any federal, state, local, or territorial law, regulation, or order or any other requirement of any Governmental Authority relating to the protection of human health or the environment (“Environmental Laws”) in material breach or violation of the Environmental Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and the Company as of the date hereof and as of the Closing Date as follows:

4.1       Organization and Good Standing of Buyer; Authority.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite power and authority to own, operate and lease its assets and to carry on its business as presently conducted. Buyer has the requisite power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of, and the performance by Buyer of its obligations under, this Agreement and such Ancillary

Documents have been duly and validly authorized by all necessary action of Buyer. This Agreement has been, and the Ancillary Documents to which it is a party will be, upon delivery, duly and validly executed and delivered by Buyer and constitute, or will constitute, as applicable, its valid and binding obligations, enforceable against Buyer in accordance with their terms.

4.2       No Conflicts.  Neither the execution and delivery of this Agreement or the Ancillary Documents to which Buyer will be a party, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate or conflict with any provisions of Buyer’s organizational documents, (ii) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party (which has not consented to such execution, delivery, and consummation) the right to change the terms of or to terminate or accelerate the maturity of, or constitute a default under the terms of, any material agreement to which Buyer is a party, or (iii) subject to obtaining the Gaming Approvals (as defined below), violate or conflict with (or require any filing, consent, or similar action under) any law, rule, regulation, judgment, order, injunction, decree or award that applies to or binds Buyer.

4.3       Brokers or Finders.  Neither Buyer nor any of its representatives has incurred or is liable for on behalf of itself or any other party any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated hereby.

4.4       Inspections; No Other Representations.  Buyer agrees to accept the Membership Interests and the Company in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or the Company, except as expressly set forth in this Agreement and the Ancillary Documents to which Seller or the Company is a party. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (1) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or the future business and operations of the Company, (2) except as expressly set forth in this Agreement and such Ancillary Documents, any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Company or the Business, including without limitation the Casino Lease between the Company and Village Hotel Holdings, L.L.C., dated May 24, 2001 as amended (the “Current Lease Agreement”), the License Agreement between Lake at Las Vegas Joint Venture and Village Hotel Investors, L.L.C., dated May 24, 2001 (the “License Agreement”), and any rights or obligations of the Company thereunder or in connection therewith, it being understood and agreed by Buyer that (x) Buyer is solely responsible for establishing all necessary arrangements and agreements relating to the lease and operation of the Casino following the Closing and (y) Seller makes no representation or warranty with respect to the Company’s rights to use the name “Casino MonteLago” following the Closing. IN ADDITION, NEITHER SELLER NOR THE COMPANY MAKES ANY REPRESENTATION TO BUYER AS TO THE CONDITION OF THE ASSETS OWNED BY THE COMPANY, ALL OF WHICH WILL BE IN “AS IS, WHERE IS” CONDITION AT THE CLOSING, WITH ALL FAULTS AND, OTHER THAN AS SPECIFIED IN SECTION 3.5(A), WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED,

INCLUDING, WITHOUT LIMITATION, ANY WARRANTY REGARDING THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF SUCH ASSETS.

ARTICLE V

COVENANTS OF SELLER AND THE COMPANY

5.1       Access to Premises, Etc.  Between the date hereof and the Closing Date, Seller and the Company shall give Buyer and its authorized representatives such access as they shall reasonably request, during regular business hours, to any and all of the properties, contracts, books and records of the Company, and shall cause the officers and employees of the Company and Seller to furnish or make available to Buyer and such representatives any and all information pertaining to the Business that they shall reasonably request; provided, that all such access shall be coordinated through Seller or the representatives designated by Seller. Unless and until the transactions contemplated herein have been consummated, Buyer and its advisors and representatives shall hold in confidence all information regarding the Company and the Business furnished or made available under this Agreement (other than information in the public domain not as a result of a breach of this Section 5.1, and other than information required to be disclosed by law in connection with the transactions contemplated hereby). If such transactions are not consummated, Buyer shall return to Seller all such documents received and shall destroy all documents or materials containing information derived from such documents, and Buyer and its advisors and representatives shall continue to hold all such information in confidence.

5.2       Conduct Prior to Closing Date.  Buyer, the Company and Seller agree that within two (2) business days following the later to occur of: (i) the effectiveness of the PNICTA Amendment and (ii) receipt of the Interim Gaming Approval, that the Seller shall cause the Company to terminate the Casino Management Agreement and shall hire as employees of the Company a general manager and food and beverage director as replacement managers (the “Replacement Managers”). In exchange for Buyer’s obligations under Section 8.3(c) hereof, Seller and the Company agree not to provide any WARN Act notices to employees of the Company. Between the date hereof and the Closing Date, without the prior written consent of Buyer, the Seller shall not cause the Company to do any of the following (except as otherwise expressly contemplated by this Agreement or as set forth on Section 5.2 of the Disclosure Schedule):

(a)    issue any equity securities, any securities convertible or exchangeable into equity securities, any options, warrants, or rights with respect to equity securities, or split, subdivide, or reclassify its equity securities;

(b)    amend its articles of organization or other organizational documents, as applicable, or merge, consolidate, liquidate, or dissolve;

(c)    create or incur any Encumbrance on any of its assets, incur or assume any guaranty or other liability to discharge an obligation of another, incur or assume any obligations for money borrowed, or cancel or discount any material debt owed to it, in each case other than in the ordinary course of business;

(d)    dispose of in any form or fashion, including, but not limited to up-streaming assets to the Seller from the Company, any material assets except that this prohibition shall not apply to any proceeds received by the Company pursuant to the Sale and Leaseback with PDS;

(e)    enter into or terminate (other than in accordance with its terms) any material agreement, other than the Casino Management Agreement;

(f)     other than in the hiring of the Replacement Managers and new employees in the ordinary course of business, enter into or amend any employment, compensation, or (except as required by applicable law) other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employees, or increase the aggregate compensation of management or the rates of compensation of (or make special payments to) management or other employees other than through normal merit and cost of living raises;

(g)    enter into any agreement, commitment or understanding with respect to any of the foregoing; or

(h)     take any action that would cause the Company to act or operate in any way that is materially different from the way in which it is operating immediately prior to the date of this Agreement.

Buyer acknowledges and agrees that, following receipt of the Interim Gaming Approval, Seller and the Company shall immediately cancel the CIRI Note and any available funding thereunder, and, anything herein to contrary notwithstanding, neither Company nor Seller shall be (i) restricted from taking actions deemed appropriate by Seller in its sole discretion as a result of a lack of available cash to fund operations, including, without limitation, causing Company to cease operating the Business, or (ii) deemed in breach of this Agreement as a result of taking any such actions.

5.3       Public Announcements.  Until the Closing, neither Seller nor Buyer nor their respective affiliates shall issue or cause the dissemination of any press release or other public announcement or statement with respect to this Agreement or the transactions contemplated hereby without the consent of the other party, except as may be required by law.

ARTICLE VI

ADDITIONAL COVENANTS

6.1       Cooperation.  Each party hereto agrees to use all commercially reasonable efforts in good faith to perform and fulfill all conditions and obligations to be fulfilled or performed by it hereunder, to enter into all agreements with third parties contemplated by this Agreement and to obtain all third party approvals required by such party hereunder, to the end that the transactions contemplated by this Agreement will be fully and timely consummated as provided herein.

6.2       Regulatory Approvals.  As expeditiously as practicable following the execution of this Agreement, and in any event within 7 days of the date hereof, Buyer shall, and shall cause its affiliates to, file all necessary gaming applications with the Nevada Gaming Control Board and the Nevada Gaming Commission (the “Gaming Authorities”) to enable Buyer to operate the Business immediately following the Closing and shall pay all required fees and take all other necessary actions in connection therewith. Buyer shall, and shall cause its affiliates to, use its and their commercially reasonable efforts to obtain, as expeditiously as practicable, the approval of the Gaming Authorities (the “Gaming Approvals”).

6.3       Casino Operating Losses.  Subject to receipt of the Interim Gaming Approval, Buyer agrees to reimburse the Company for all “net operating losses” from the period beginning July 1, 2007 until the earlier of: (i) the termination of the Agreement in accordance with its terms or (ii) the Closing. The Buyer agrees to advance $225,000 on each of July 1, 2007, August 1, 2007 and September 1, 2007 (each a “Reimbursement Amount”) to fund estimated net operating losses for each of July, August and September 2007, subject to adjustment as set forth below. “Net operating losses” shall be determined in accordance with generally accepted accounting principles, provided, however, that in calculating the adjustment to the Reimbursement Amount described below, (i) any and all amounts due or payable pursuant to interest expense, depreciation and amortization, whether for that month or any past or future period, shall be excluded as an expense of or charge by the Company, (ii) any amounts of expense that were due on or before but not paid by June 30, 2007 and any amounts of income that were receivable on or before but not collected by June 30, 2007, shall be treated as if they had been paid or collected, as applicable, on June 30, 2007, and (iii) amounts of expense that are accrued during, or expensed for, any month after June 30, 2007 and amounts of income that are earned during any month after June 30, 2007, but not paid or collected, as applicable, by the end of such month, shall be included in the determination of net operating loss only in the month actually paid or collected. The parties agree that generally accepted accounting principles will not include any management fee expense to any outside management company, any CIRI interest expense or Casino rent. In addition, the Company and Seller agree that, for purposes of calculating the adjustment to the Reimbursement Amount described below (but not for purposes of the adjustment to be made on the Final Adjustment Date (defined below)), accrued items or any other non-cash expenses shall not be included in the generally accepted accounting principle calculation. Each Reimbursement Amount shall be adjusted, positively or negatively, for the difference between $225,000 and net operating losses for the first prior month for which financial statements have been prepared. By way of example, if prior to the payment of the September 1, 2007 Reimbursement Amount, financial statements are available for the month of July 2007 reflecting a net operating loss of $300,000 for the month of July 2007, the Reimbursement Amount to be paid on September 1, 2007 shall be adjusted upwards to $300,000. On a date no later than 35 days after September 30, 2007 (the “Final Adjustment Date”), the Company shall provide a statement of net operating loss calculated on an accrual basis for the period beginning July 1, 2007 until the earlier of: (i) the termination of the Agreement in accordance with its terms or (ii) the Closing and an adjusting payment will be made by the Company to Buyer or by Buyer to the Company, as appropriate.

6.4       Additional Funding.

(a)    Buyer hereby agrees that, following receipt of the Interim Gaming Approval until the earlier of (i) the termination of this Agreement in accordance with its terms, or (ii) the Closing, it shall provide the Company with the amount of requested Required Additional Financing (defined below) within five (5) business days of a request by the Company, by delivering to the Company by wire transfer of immediately available funds to the following bank account:

   Name of Bank:                                Wells Fargo Bank, N.A.
   ABA No.:               121000248
                                    Acct. No.:               4121397285
   Acct. Name:               CIRI Lakeside Gaming Investors, LLC
   Notify:                     Jackie Hansen (907) 263-5141

(b)    “Required Additional Financing” shall be, on a daily basis, the difference between (x) cash necessary to fund the Company’s minimum bankroll as required by Nevada Gaming Commission Regulation 6.150 as calculated by the Company, plus $225,000 and (y) the Company’s actual cash at the time of the request. All amounts of Required Additional Financing received shall be credited as a Reimbursement Amount received pursuant to Section 6.3 hereof for purposes of determining the adjusting payment payable by the Company to Buyer or by Buyer to the Company on the Final Adjustment Date as set forth in Section 6.3 hereof.

(c)    Buyer hereby agrees that all amounts paid (or required to be paid) to the Company under this Section 6.4 and under Section 6.3 are payments made in consideration of the Company’s willingness to continue operations pending receipt of Buyer’s Gaming Approvals and that such payments are the unconditional obligation of Buyer regardless of whether or not the Closing occurs.

6.5       Sale and Leaseback.  Immediately following the later to occur of: (i) the effectiveness of the PNICTA Amendment and (ii) receipt of the Interim Gaming Approval, the Company and PDS shall enter into and consummate the Sale and Leaseback.

6.6       Other Expenses.  Except as otherwise set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party will bear its own costs and expenses incurred in connection with the transactions contemplated hereby.

ARTICLE VII

CONDITIONS

7.1       Conditions to the Obligations of Buyer.  The obligations of Buyer to effect the transactions contemplated hereby are subject to the satisfaction at or before the Closing Date of the following conditions (any of which Buyer may waive):

(a)    (i) Seller and the Company shall have performed and complied in all material respects all covenants, agreements and conditions required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and (ii) the representations and warranties of Seller and the Company contained in Sections 3.1-3.3 of this Agreement and in any certificate or other writing delivered by Seller or the Company pursuant hereto, without regard to any qualifications therein regarding materiality, shall be true at and as of the Closing Date, as if made at and as of such date, with only such exceptions as would not in the aggregate reasonably be expected to have a material adverse effect on the business or operations of the Company or Seller’s or the Company’s ability to consummate the transactions contemplated hereby. Buyer shall have received a certificate from Seller, executed by Seller’s President or Senior Vice President, Business Development, to such effect dated as of the Closing Date.

(b)    No party hereto shall be subject to any order, injunction, or other legal restraint of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of any transaction contemplated by this Agreement; and no statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority which prohibits, restricts, or makes illegal the consummation of any transaction contemplated by this Agreement.

(c)    Buyer shall have obtained the Gaming Approvals.

7.2       Conditions to the Obligations of Seller.  The obligations of Seller to effect the transactions contemplated hereby are subject to the satisfaction at or before the Closing Date of the following conditions (any of which Seller may waive):

(a)    (i) Buyer shall have performed and complied in all material respects all covenants, agreements and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto, without regard to any qualifications therein regarding materiality, shall be true at and as of the Closing Date, as if made at and as of such date, with only such exceptions as would not in the aggregate reasonably be expected to have a material adverse effect on the business or operations of Buyer or Buyer’s ability to consummate the transactions contemplated hereby. Seller shall have received a certificate from Buyer, executed by Buyer’s Chief Executive Officer, President or Chief Financial Officer, to such effect dated as of the Closing Date.

(b)    No party hereto shall be subject to any order, decree, injunction, or other legal restraint or prohibition of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of any transaction contemplated by this Agreement; and no statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority which prohibits, restricts, or makes illegal the consummation of any transaction contemplated by this Agreement.

(c)    Seller shall have received one or more releases, in a form or forms reasonably acceptable to it, releasing Seller and its affiliates from (i) any obligations to sell the Company’s assets to the “New Casino Entity” as set forth in Section 4.3 of the PNICTA, and (ii) all liabilities and obligations (1) under the Current Lease Agreement, or (2) otherwise related to the Current Lease Agreement (as provided for in Section 4.3 of the PNICTA), through and including the Closing Date.

ARTICLE VIII

INDEMNITY

8.1       Survival of Representations and Warranties.  The representations and warranties Seller and the Company, on the one hand, and of Buyer on the other hand, shall survive through the close of business on the first anniversary of the Closing Date, after which date no claim for indemnification or otherwise not theretofore asserted may be brought in respect of any misrepresentation or breach of warranty based on such representations and warranties.

8.2       Indemnification by Seller.

(a)    Following the Closing, Seller covenants and agrees to indemnify, defend and hold harmless each of Buyer and its subsidiaries, affiliates, stockholders, officers, directors, agents, employees, successors, and assigns (collectively with Buyer, the “Buyer Indemnitees”), from and against any and all liabilities, obligations, demands, fines, penalties, losses, settlements, damages, claims, interest, suits, debts, liens, actions, administrative claims, awards and judgments, costs and expenses (including reasonable attorneys’ fees and other reasonable costs and expenses of investigating or contesting any of the foregoing) of any kind, nature, character and description, whether currently anticipated or unanticipated, whether currently known or unknown, and whether currently accrued or unaccrued (collectively, “Losses”), suffered or incurred by any of the Buyer and/or Buyer Indemnitees for, or

arising out of or based upon, or relating to: (i) the untruth, inaccuracy or breach of any representation, warranty, agreement or covenant of Seller or the Company contained in this Agreement, the schedules relating hereto, any Ancillary Document to which it is a party or any document or certificate of Seller or the Company referenced in Section 7.1 and (ii) the CIRI Note and the Casino Management Agreement.

(b)    Seller shall not be obligated to indemnify the Buyer Indemnitees for Losses in an aggregate amount greater than the Purchase Price under this Agreement and the Sale and Leaseback, less any amounts paid to PDS under or in connection with the Sale and Leaseback.

8.3        Indemnification by Buyer.  Buyer covenants and agrees to indemnify, defend and hold harmless the Company, Seller and its subsidiaries, affiliates, stockholders, officers, directors, trustees, agents, employees, successors and assigns (collectively with Seller, “Seller Indemnitees”) from any Losses suffered or incurred by any of them for, or arising out of or based upon, or relating to any of the following:

(a)    any untruth, inaccuracy, or breach of any representation, warranty, agreement, or covenant of Buyer or PDS contained in this Agreement, the schedules relating hereto, any Ancillary Document to which it is a party or any document or certificate of Buyer referenced in Section 7.2;

(b)    any and all liabilities and obligations of the Company after the date hereof, except to the extent Buyer and/or Buyer Indemnitees are otherwise indemnified by Seller therefore under Section 8.2, including without limitation any and all obligations, liabilities, claims, rights, demands, actions, or causes of action of whatever kind and nature, whether currently known or unknown, currently foreseen or unforeseen, relating to or arising from the operation of the Business following the date hereof, including without limitation, resulting from Buyer’s failure to fund operating losses and/or cash shortfalls; or

(c)    any liabilities arising under the WARN Act as a result of (i) actions taken by Buyer or the Company at any time following the date hereof, except to the extent the Company is in breach of its representation and warranty in Section 3.7(d) hereof, or (ii) the failure to close the Acquisition, unless such failure is the result of Seller’s or the Company’s breach of this Agreement.

Buyer acknowledges and agrees that it shall be obligated to indemnify the Seller Indemnitees for all Losses which may be in an aggregate amount greater than the Purchase Price paid by Buyer hereunder and under the Sale and Leaseback, and that such obligations exist regardless of whether or not the Closing occurs. In addition, the Buyer’s indemnification obligations hereunder shall be guaranteed by PDS pursuant to that certain Indemnification, Guaranty and Funding Agreement by and among PDS, Buyer, the Company and Seller dated as of the date hereof.

8.4       Third-Party Claims.  Within 10 days after receipt by a person entitled or claiming to be entitled to indemnification pursuant to this Article VIII (“Indemnitee”) of written notice of the commencement of any action or the assertion of any claim, liability or obligation by a third party, against which claim, liability or obligation a person is, or may be, required under this Article VIII to indemnify Indemnitee (“Indemnitor”), Indemnitee will, if a claim thereon is to be made against Indemnitor, notify Indemnitor in writing of the commencement or assertion thereof (the “Claim Notice”) and give Indemnitor a copy of such claim, process and all legal pleadings relating thereto. Indemnitor shall have the right to contest and conduct the defense of such action with counsel reasonably acceptable to Indemnitee by giving written notice to Indemnitee of its election to do so within 10 days of the receipt of the Claim Notice, and Indemnitee may participate in such defense by counsel of its own choosing at its own expense. If Indemnitee shall be required by final judgment not subject to appeal or by a settlement agreement to pay any amount in respect of any obligation or liability against which Indemnitor has agreed to indemnify Indemnitee under this Agreement, such amount plus all reasonable expenses incurred by such Indemnitee in accordance with such obligation or liability (including, without limitation, reasonable attorneys’ fees (other than fees incurred by counsel to Indemnitee employed pursuant to the immediately preceding sentence and costs of investigations) shall be promptly paid by Indemnitor to Indemnitee, subject to reasonable documentation. Indemnitee shall not settle or compromise any claim, action or proceeding without the prior written consent of Indemnitor, which shall not be unreasonably withheld or delayed. Indemnitee shall use reasonable efforts to mitigate any damage, loss, cost, expense, liability or obligation with respect to which it shall be entitled to indemnification hereunder. Failure of Indemnitee to give the Claim Notice to Indemnitor within the ten-day period required hereunder shall not affect Indemnitee’s rights to indemnification hereunder, except (i) as provided in Section 8.1 above and (ii) if (and then only to the extent that) Indemnitor incurs additional expenses or Indemnitor’s defense of such claim is actually prejudiced by reason of such failure to give timely notice.

8.5       Direct Claims.  With respect to claims other than third-party claims, Indemnitee shall use reasonable efforts promptly to notify Indemnitor of such claims, but failure of Indemnitee so to give notice to Indemnitor shall not affect the rights of Indemnitee to indemnification hereunder, except (i) as provided in Section 8.1 above and (ii) if (and then only to the extent that) Indemnitor incurs additional expenses or Indemnitor is actually prejudiced by reason of such failure to give timely notice.

8.6       Minimum Amount of Claim.  Other than a claim for indemnification arising from any untruth, inaccuracy, or breach of (i) Seller’s and the Company’s representations and warranties in Sections 3.1, 3.2, and 3.3, or (ii) Buyer’s representations and warranties in Section 4.1, no claim shall be made by a party hereunder (or their affiliated Indemnitees) for breach of any representation or warranty made by any other party hereunder unless and until the aggregate amount of Losses suffered or incurred by such Indemnitee (together with all other Buyer Indemnitees or Seller Indemnitees, as applicable) from all breaches of representations and warranties hereunder exceeds $25,000 and then only to the extent of the excess over $25,000.

8.7       Measurement of Losses.  The parties shall make appropriate adjustments for (i) insurance coverage and (ii) any related amounts paid to the Indemnitee(s) under the PNICTA in determining Losses for purposes of this Article VIII.

8.8       Sale and Leaseback Matters.  Notwithstanding anything to the contrary, Buyer’s obligations under this Agreement, including, without limitation, its obligations to consummate the Acquisition, its obligations to fund operating losses pursuant to Sections 6.3 and 6.4 hereof, and its indemnification obligations pursuant to Section 8.3 hereof, shall not be affected in any way by the Sale and Leaseback including, without limitation, any actual or alleged breach by the Company under the documents related thereto.

8.9       Other Matters.

(a)    No party will be liable (other than in connection with a third party claim against an Indemnitee) for any indirect, incidental, consequential, special, punitive, exemplary, or similar damages, even if previously advised of the possibility thereof.

(b)    Following the Closing, the provisions of this Article VIII shall be the sole and exclusive basis for the assertion of claims against, and/or the imposition of liability on, any party hereto in connection with this Agreement and/or the transactions contemplated hereby, whether based on contract, tort, statute, regulation or otherwise.

(c)    All indemnification payments under this Article VIII shall be deemed adjustments to the Purchase Price.

ARTICLE IX

MISCELLANEOUS

9.1       Termination.  This Agreement and the transactions contemplated hereby may be terminated (at any time, in the case of subsections (a), (b), (f), (g), and by the dates specified, in the case of subsections (c)-(e)) upon notice from the terminating party to the other parties as follows:

(a)    By mutual written consent of Seller and Buyer;

(b)    By Seller or Buyer, if the Closing Date shall not have occurred on or before September 30, 2007 (the “End Date”) (other than as a result of a failure by the party giving notice of termination, or in the case of a notice given by Seller, a failure by the Company, to comply with the conditions to the Closing to be complied with by such party or parties);

(c)    By Seller or Buyer, no earlier than June 7, 2007 and no later than June 11, 2007 if the Interim Gaming Approval has not been received by June 7, 2007;

(d)    By Seller no earlier than May 21, 2007 and no later than June 11, 2007 if (i) the PNICTA Amendment has not been executed and become effective, or (ii) the payment due thereunder for the applicable “Reimbursement Amount” and an “Extension Notice” for the month of June 2007 (as provided in Section 2 of the PNICTA Amendment) has not been received by the Company, in each case by May 21, 2007;

(e)    By Seller if the purchase price under the Sale and Leaseback has not been funded within two (2) business days following the later to occur of (i) the effectiveness of the PNICTA Amendment and (ii) receipt of the Interim Gaming Approval;

(f)     by Buyer if any of the conditions to Closing set forth in Section 7.1 are incapable of being satisfied on or before the End Date (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date;

(g)    by Seller if any of the conditions to Closing set forth in Section 7.2 are incapable of being satisfied on or before the End Date (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition on or before the Closing Date.

All rights and obligations of the parties (other than rights and obligations arising before termination) shall terminate upon such termination, except for the obligations under the last sentence of Section 5.1 and under Sections 6.3, 6.4, and Article VIII.

9.2       Amendment and Waiver.  This Agreement may be amended and its provisions and the effects thereof waived only in accordance with the provisions of this Section 9.2.

(a)    Seller and Buyer may, by written agreement signed by each of them, amend this Agreement at any time prior to the Closing Date.

(b)    Any condition to the obligations of Buyer hereunder may be waived in writing by Buyer at or prior to the Closing Date, and any condition to the obligations of Seller or the Company hereunder may be waived in writing by Seller at or prior to the Closing Date.

(c)    No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

9.3       Assignment.  This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto; provided, however, that this Agreement shall not be assignable or transferable by any of the parties hereto without, in the case of Seller or the Company, the prior written consent of Buyer which consent shall not be unreasonably withheld, and in the case of Buyer, the prior written consent of Seller which consent shall not be unreasonably withheld. Notwithstanding the above, Buyer shall have the right, without the prior written consent of Seller, to assign this Agreement or a portion thereof and the rights and obligations of Buyer hereunder to any affiliate or subsidiary of Buyer, provided that no such assignment shall relieve Buyer of its obligations hereunder.

9.4       Notices.  Any notice or communication given pursuant hereto shall be in writing and delivered in hand; mailed by registered or certified mail, postage prepaid (mailed notices shall be deemed given 5 days after deposit in the United States mail); sent by a reputable overnight courier service that promises next business day delivery (such notices to be deemed given on the next business day) or sent by facsimile (facsimile notices shall be deemed given upon receipt of any automatic answer-back or other similar evidence of transmission thereof) as follows:

If to Seller or the Company:	Cook Inlet Region, Inc. 2525 “C” Street, Suite 500 Anchorage, AK 99503 Facsimile: (907) 263-5182 Attn: Ethan Schutt

with a copy to:	Munger, Tolles & Olson LLP 355 S. Grand Avenue Los Angeles, California 90071 Facsimile: (213) 687-3702 Attn.: Mary Ann Todd

If to Buyer:	Casino Monte Lago Holding, LLC 6280 Annie Oakley Drive Las Vegas, Nevada 89120 Facsimile: (702) 740-8692 Attn.: Johan Finley, Managing Member

with a copy to:	John J. Tipton, Esq. 6280 Annie Oakley Drive Las Vegas, Nevada 89120 Facsimile: (702) 740-8696

9.5       Entire Agreement.  This Agreement, together with the schedules and exhibits hereto and the Ancillary Documents, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements with respect thereto.

9.6       Applicable Law; Counterparts; Headings.  This Agreement shall be construed in accordance with the laws of the State of Nevada applicable to contracts made and to be performed within such state by residents of such state. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

9.7       No Third-Party Beneficiary.  The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person other than any person entitled to indemnity under Article VIII.

IN WITNESS WHEREOF, each of Seller, the Company, Buyer and, solely with respect to its obligations under Section 6.5 hereof, PDS, has executed this Agreement, by its duly authorized officers or agents, as of the day and year first above written.

SELLER:	COOK INLET REGION, INC.

/s/ Keith Sanders
By: Keith Sanders
Title: Senior Vice President, Land and Legal Affairs

COMPANY:	CIRI LAKESIDE GAMING INVESTORS, INC.

/s/ Sophie Minich
By: Sophie Minich
Title: Treasurer

BUYER:	CASINO MONTE LAGO HOLDING, LLC

/s/ Johan P. Finley
By: Johan P. Finley
Title: Managing Member

Acknowledged and agreed as to the undersigned’s obligations contained in Section 6.5 hereof, of the day and year first above written:

PDS:	PDS GAMING CORPORATION-NEVADA

/s/ Johan P. Finley
By: Johan P. Finley
Title: CEO

Exhibit C

ASSIGNMENT OF MEMBERSHIP INTERESTS

For good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, and pursuant to the Amended and Restated Purchase and Sale Agreement, dated as of May 16, 2007 (the “Agreement”), by and among Cook Inlet Region, Inc., an Alaska corporation (“Seller”), CIRI Lakeside Gaming Investors, LLC, a Nevada limited liability company (the “Company”) and Casino Monte Lago Holding, LLC, a Nevada limited liability company (“Buyer”), Seller, as the holder of all outstanding membership interests in the Company (the “Membership Interests”), intending to be legally bound hereby, does hereby unconditionally and irrevocably convey, assign, transfer and deliver to Buyer, and Buyer does hereby unconditionally and irrevocably accept and assume, all of Seller’s right, title and interest in and to the Membership Interests, free and clear of all Encumbrances (as such term is defined in the Agreement).

Nothing herein is intended to augment, limit or supersede in any way the representations and warranties of Seller set forth in the Agreement.

This Assignment of Membership Interests may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:	COOK INLET REGION, INC.

By:
Name:
Title:

Date:	CASINO MONTE LAGO HOLDING, LLC

By:
Name:
Title: